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Exhibit 21.1

LIST OF THE REGISTRANT'S SIGNIFICANT SUBSIDIARIES

Name of Subsidiary	State of Incorporation
Mountaineer Park, Inc.	West Virginia
Speakeasy Gaming of Las Vegas, Inc.	Nevada
Speakeasy Gaming of Reno, Inc.	Nevada
Presque Isle Downs, Inc.	Pennsylvania
Racing Acquisition, Inc.	Ohio

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LIST OF THE REGISTRANT'S SIGNIFICANT SUBSIDIARIES